FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  05 September 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)                5 September 2008

Publishing of Signet Jewelers Limited Prospectus

Further to the announcement by Signet Group plc (the 'Company') on 10 July 2008 regarding the proposed change of primary listing of the parent company of the Signet group (the 'Group') from the London Stock Exchange ('LSE') to the New York Stock Exchange and the redomicile of the parent company of the Group to Bermuda (the 'Prosposal'), the Company announces today that the P rospectus, in relation to the common shares in the new Signet holding company, called Signet Jewelers Limited, has been published and the Prospectus has been posted on the Company's website: http://www.signetgroupplc.com and on the website of Signet Jewelers Limited: http://www.signetjewelers.com .

The Prospectus has been approved by the UK Listing Authority (the "UKLA"). C opies of the Prospectus have been submitted to the UKLA and are available for inspection at the Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Brunswick Group
Jonathan Glass	+44 (0) 20 7404 5959

Lazard & Co., Limited
William Rucker	+44 (0) 20 7187 2000
Paul Gismondi	+44 (0) 20 7187 2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 05 September 2008